Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Vringo, Inc. (a Development Stage Company)

We consent to the use of our report included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ Somekh Chaikin

Somekh Chaikin

Certified Public Accountants Isr.

A member firm of KPMG International

Jerusalem, Israel

January 28, 2010